Exhibit 12


    PHILLIPS PETROLEUM COMPANY AND CONSOLIDATED SUBSIDIARIES
                        TOTAL ENTERPRISE

        Computation of Ratio of Earnings to Fixed Charges


                                              Millions of Dollars
                                              -------------------
                                              Three Months Ended
                                                    March 31
                                              -------------------
                                              2002           2001
                                              -------------------
                                                  (Unaudited)
Earnings Available for Fixed Charges
  Income before income taxes                  $ 45          1,014
  Distributions less than equity in
    earnings of fifty-percent-or-less-
    owned companies                             28            (18)
  Fixed charges, excluding capitalized
    interest*                                  149            113
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                                              $222          1,109
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Fixed Charges
  Interest and expense on indebtedness,
    excluding capitalized interest            $107             84
  Capitalized interest                          51             57
  Preferred dividend requirements of
    capital trusts                              13             13
  Interest portion of rental expense            23             11
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                                              $194            165
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Ratio of Earnings to Fixed Charges             1.1            6.7
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*Includes amortization of capitalized interest totaling
 approximately $6 million in 2002 and $5 million in 2001.


Earnings available for fixed charges include, if any, the company's equity in losses of companies owned fifty percent or less that have debt for which the company is contingently liable.
Fixed charges include the company's proportionate share, if any, of interest relating to the contingent debt.

In 1990, the company guaranteed a $400 million bank loan for the Long-Term Stock Savings Plan (LTSSP), an employee benefit plan. Consolidated interest expense includes interest attributable to the LTSSP borrowing of $1 million in the first three months of 2001. The amount in the first three months of 2002 was minimal.


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